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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8-50696

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Citizens Investor Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4300 Fix Forks Road
(No. and Street)

Raleigh	NC	27609
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Bogaczyk (919) 716-7391
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes PLLC
(Name – *if individual, state last, first, middle name*)

Suite 500, 2501 Blue Ridge Road,	Raleigh	NC	27607
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4-7

OATH OR AFFIRMATION

I, Ramsey Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Citizens Investor Services, Inc., as of December 31st, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



AMY C. KORNEGAY
NOTARY
PUBLIC
WAKE COUNTY, NC



Notary Public

My Commission Expires 6-4-2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



DIXON HUGHES PLLC
Certified Public Accountants and Advisors

INDEPENDENT AUDITORS' REPORT

Board of Directors
First Citizens Investor Services, Inc.:

We have audited the accompanying balance sheet of First Citizens Investor Services, Inc. (a wholly owned subsidiary of First-Citizens Bank & Trust Company) (the Company) as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Citizens Investor Services, Inc. as of December 31, 2009 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dixon Hughes PLLC

February 26, 2010

6525 Morrison Boulevard, Suite 516
Charlotte, NC 28211-3577
Ph. 704.367.7020 Fx. 704.367.7760
www.dixon-hughes.com

FIRST CITIZENS INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Balance Sheet
December 31, 2009

Assets	
Cash, noninterest-bearing (note 3)	$ 2,213,828
Cash, interest-bearing	1,500,000
Commissions receivable	290,429
Premises and equipment, net (notes 2 and 3)	827,002
Prepaid pension (note 5)	2,385,153
Prepaid expenses	135,888
Deposit with clearing organization	100,000
Total assets	$ 7,452,300
Liabilities and Stockholder's Equity	
Liabilities:	
Due to Related Parties (note 3)	$ 662,474
Deferred tax liability (note 4)	1,056,864
Accrued salary expense	619,949
Reserve for incentive plan	223,200
Other liabilities	47,411
Total liabilities	2,609,898
Stockholder's equity (note 6):	
Common stock, $1 par value. Authorized 50,000 shares; issued and outstanding 50,000 shares	50,000
Additional paid-in capital	450,000
Retained earnings	4,342,402
Total stockholder's equity	4,842,402
Total liabilities and stockholder's equity	$ 7,452,300

See accompanying notes to financial statements.

FIRST CITIZENS INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Statement of Operations
Year Ended December 31, 2009

Revenues:	
Commissions	$ 24,722,130
Other income	430,589
Fees from related parties (note 3)	54
Total revenues	25,152,773
Expenses:	
Employee compensation and benefits (note 5)	15,179,832
Fees paid to related parties (note 3)	7,321,996
Fees to clearing broker	926,940
Occupancy expense (note 3)	515,868
Travel expense	415,332
Equipment expense (note 3)	315,550
Printing and office supplies	60,904
Telephone	58,174
Interest expense to Parent (note 3)	8,188
Other expenses	1,214,942
Total expenses	26,017,726
Loss before income taxes	(864,953)
Income tax benefit (note 4)	(339,347)
Net loss	$ (525,606)

See accompanying notes to financial statements.

FIRST CITIZENS INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2009

	Common stock		Additional paid-in capital	Retained earnings	Total stockholder's equity
	Shares	Amount			
Balance at December 31, 2008	50,000	$ 50,000	$ 450,000	$ 4,868,008	$ 5,368,008
Net loss	-	-	-	(525,606)	(525,606)
Balance at December 31, 2009	50,000	$ 50,000	$ 450,000	$ 4,342,402	$ 4,842,402

See accompanying notes to financial statements.

FIRST CITIZENS INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Statement of Cash Flows
Year Ended December 31, 2009

Cash flows from operating activities:	
Net loss	$ (525,606)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	191,120
Deferred income taxes	330,287
Increase in net commissions receivable	(14,281)
Increase in prepaid pension and other assets	(1,303,826)
Reduction in due to Related Parties	(29,443)
Decrease in accrued salary expense and other liabilities	101,045
Net cash used in operating activities	(1,250,704)
Cash flows from investing activities:	
Purchase of premises and equipment from Related Parties (Note 3)	(63,296)
Net cash used in investing activities	(63,296)
Decrease in cash	(1,314,000)
Cash at beginning of year	5,027,828
Cash at end of year	$ 3,713,828
Supplemental cash flow information:	
Income tax refunds (distributed by Parent)	$ 194
Interest payments (paid to Parent)	$ 8,188

See accompanying notes to financial statements.

(1) Organization

First Citizens Investor Services, Inc. (Investor Services or the Company) was organized as a North Carolina corporation, and on January 26, 1994, it became a wholly owned subsidiary of First-Citizens Bank & Trust Company (the Parent) through the issuance of 50,000 shares of $1 par value common stock. The Parent is a wholly owned subsidiary of First Citizens BancShares, Inc. (BancShares), a financial holding company located in Raleigh, North Carolina. Significant shareholders of BancShares are also significant shareholders of First Citizens Bancorporation of South Carolina, Inc. (FCB-SC). FCB-SC, the Parent, and other subsidiaries of BancShares are collectively referred to as "Related Parties".

Investor Services is a registered broker/dealer in securities with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission, a registered investment adviser, and a licensed insurance agency. The Company is an introducing broker-dealer that introduces brokerage accounts to a clearing agent that handles all the clearing activities. Revenue is earned through commissions and fees earned on transactions with its customers. The majority of Investor Services' customers are located in the southeastern United States.

The Company merged the operations of its affiliate, IronStone Securities, Inc. (ISS) in 2009 pursuant to an application filed and approved by FINRA (pursuant to NASD Rule 1017) in February 2009. The merger resulted in the Company assuming the customer accounts and any remaining immaterial assets and liabilities of ISS. There was no significant impact on the financial condition or operations of the Company resulting from this merger.

(2) Summary of Significant Accounting and Reporting Policies

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America. The more significant of these policies used in preparing the Company's financial statements are described in this summary.

(a) *Premises and Equipment*

Premises and equipment (which primarily consist of leasehold improvements, furniture, fixtures, and equipment) are stated at cost less accumulated depreciation of $644,204 at December 31, 2009. For financial reporting purposes, depreciation is computed by the straight-line method over the estimated useful lives of the assets, which is generally from three to ten years.

(b) *Income Taxes*

The Company is included in the consolidated federal income tax return of BancShares, and computes its tax expense for federal income taxes using BancShares' federal income tax rate. A tax allocation arrangement exists between the Company and BancShares. State income taxes are computed on a separate company basis since the Company files separate state income tax returns.

(2) Summary of Significant Accounting and Reporting Policies (Continued)

Deferred income taxes are recorded for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted rates expected to be in effect when such amounts are realized or settled.

The Company adopted the provisions of accounting for the uncertainty in income taxes. There was no material impact from the adoption of this guidance. It is the Company's policy to recognize interest and penalties associated with uncertain tax positions as components of income taxes. There were no interest or penalties accrued during 2009 or 2008. The Company's federal and state income tax returns are subject to examination for the years 2006, 2007, and 2008.

(c) *Commission Revenue*

Commissions earned on sales and purchases of securities for customers are recorded on a settlement date basis, which does not differ materially from a trade date basis.

(d) *Use of Estimates in Preparation of Financial Statements*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. Actual results could differ from those estimates.

(e) *Subsequent Events*

The Company evaluated the effect subsequent events would have on the financial statements through February 26, 2010, which is the date the financial statements were available to be issued.

(3) Transactions with Related Parties

Expenses discussed in this note are allocated under various methods determined by the Company and Related Parties and are subject to change.

Under an agreement with the Parent, Investor Services is charged interest at the prime rate for any outstanding balances Due to Parent. Such interest expense totaled $8,188 for the year ended December 31, 2009.

The Company has entered into a revenue allocation arrangement with the Related Parties, pursuant to which the Company pays an agreed upon percentage of its gross revenues referred by such Related Parties. In addition, the Company pays a management fee to the Parent. Total fees paid to Related Parties totaled $7,321,996 for the year ended December 31, 2009. Fees received from Related Parties totaled $54 for the year ended December 31, 2009.

(3) Transactions with Related Parties (Continued)

The Company pays occupancy and equipment expenses to the Parent. The Company's total occupancy expense to the Parent for the year was $515,868 and total equipment expense was $315,550. During 2009, the Company bought $63,296 of furniture and equipment, consisting of mainly internally-developed software. These transactions were with the Parent at net book value of the selling party.

At December 31, 2009, the Company had $2,213,828 in a noninterest bearing demand deposit account at the Parent. Due to Related Parties consists of various items paid by the Parent on behalf of the Company, such as income taxes and revenue allocation accruals per the Company's applicable contract with Related Parties.

(4) Income Taxes

The components of income tax benefit are as follows:

	2009
Current:	
Federal	$ (9,060)
State	-
	(9,060)
Deferred:	
Federal	(270,986)
State	(59,301)
	(330,287)
	$ (339,347)

The income tax benefit for the period differed from the amount computed by applying the Parent's federal income tax rate of 35% to loss before income taxes because of the following:

	Amount	Percent
Income tax benefit at federal rate	$ (302,734)	(35.00)%
Increase in income taxes arising from:		
State income taxes, net of federal income tax benefit	(38,546)	(4.46)%
Other	1,933	0.22%
	$ (339,347)	(39.24)%

Deferred tax liabilities of $1,056,864 consist primarily of compensation-related temporary differences and are included in other liabilities. No valuation allowance was deemed necessary on any deferred tax assets as management has determined it is more likely than not that future taxable temporary differences and the results of future operations will result in sufficient taxable income to realize the gross deferred tax assets.

(5) Employee Benefit Plans

The Parent sponsors a noncontributory, qualified defined benefit pension plan (the Pension Plan) covering certain full-time employees, including employees of the Company who were hired before April 1, 2007 and who elected to remain in the defined benefit plan. Under the Pension Plan, benefits are based on years of service and average earnings. The Parent's policy is to fund amounts approximating the maximum amount that is deductible for federal income tax purposes. The Pension Plan's assets consist of investments in the Parent's common trust funds, which include listed common stocks and fixed income securities, as well as investments in mid-cap and small-cap stocks through unaffiliated money managers. Net periodic pension expense of $349,600 was allocated to the Company on a per-employee basis, based on the total pension expense for BancShares which was determined by an independent actuary. Prepaid pension cost of $2,385,153 represents cumulative contributions less the net periodic pension expense.

Certain employees are also eligible to participate in the Parent-sponsored defined contribution savings plan. At the end of 2007, current employees were given the option to participate in the defined benefit plan or elect to join an enhanced defined contribution savings plan (CAP). In addition to the employer match of the employee contributions, the enhanced CAP plan provides a guaranteed, discretionary contribution to plan participants if they remain employed at the end of each calendar year. During the year, the Company made contributions of $552,909 to the CAP Plan. The CAP Plan is available for employees after completion of thirty-one days of consecutive service.

(6) Net Capital Requirements

Investor Services is a registered broker/dealer in securities with the FINRA. Investor Services is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) (the Rule), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital as defined by the Rule, shall not exceed 15 to 1.

At December 31, 2009, the Company had net capital, as defined, of $2,087,532 which was $1,837,532 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 0.74 to 1.00.

(7) Fair Value of Financial Instruments

Investor Services' financial instruments are cash, commissions receivable, due to Related Parties, accrued salary expense, reserve for incentive plans and other liabilities. The carrying values of these on-balance sheet financial instruments approximate their fair values. Investor Services has no off-balance sheet financial instruments. Under new accounting guidance, fair value estimates are ranked on a three-tier scale based on the relative reliability of the inputs used in the valuation. Other than cash, the assets and liabilities of Investor Services are considered Level 3 since they are determined by reliance on significant unobservable inputs.

(8) Concentrations of Credit Risk

The Company maintains its cash on deposit at the Parent and with Pershing. The balances at the financial institutions are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per institution. The balances at Pershing, Inc. (the Company's third party clearing broker) are insured by the Securities Investor Protection Corporation ("SIPC") up to $100,000 per customer. From time to time, the Company maintains amounts on deposit in excess of the FDIC and SIPC insured limits. As of December 31, 2009, the Company held $2,213,828 on deposit with the Parent, of which $1,963,828 exceeded the FDIC insured limit. As of December 31, 2009, the Company held $1,600,000 on deposit with Pershing, of which $1,500,000 exceeded the SIPC insured limit.

(9) Contingencies

Although management is not aware of any legal actions against the Company as of December 31, 2009, the Company could be named as defendant in such action as a result of its normal business activities. Damage amounts associated with such potential claims are unknown at this time and in the opinion of management, any such liability will not have a material effect on the Company's financial position.

FIRST CITIZENS INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Computation of Aggregate Indebtedness and Net Capital
Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2009

Aggregate indebtedness:		
Accounts payable, accrued liabilities and due to Related Parties	$	1,553,034
Net capital:		
Total stockholder's equity	$	4,842,402
Add allowable credits – deferred income taxes		1,056,864
Less nonallowable assets:		
Premises and equipment, net		(827,002)
Excess cash deposit with the Parent bank		(220,450)
Other receivables		(213,241)
Prepaid pension and other assets		(2,521,041)
Tentative net capital		2,117,532
Haircut adjustment		30,000
Net capital		2,087,532
Capital requirement		250,000
Excess net capital	$	1,837,532
Ratio - aggregate indebtedness to net capital		.74

The above computations do not differ materially from the Company's computations, as shown in its FOCUS Report Form X- 17A-5, Part II-A, dated December 31, 2009.

See the accompanying Independent Auditors' Report.

FIRST CITIZENS INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2009

The Company is subject to the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company does not hold customer cash or securities. Checks are received in the name of the Company or the clearing agent and are immediately restrictively endorsed and deposited in a bank account of the clearing agent or product underwriter, as applicable. Securities received are forwarded overnight to the clearing agent. The Company fully introduces brokerage accounts to the clearing agent and the Company does not have balances which would be included in a reserve computation. Therefore, the reserve requirement under Rule 15c3-3 was $0 at December 31, 2009.

The above computation does not materially differ from the Company's computation, as shown in its FOCUS Report Form X-1 7A-5, Part II-A, dated December 31, 2009.

There are no liabilities subordinated to claims of creditors at December 31, 2009.

See the accompanying Independent Auditors' Report.

Supplemental Report

With respect to the

Transitional Assessment Reconciliation (Form SIPC-7T)



DIXON HUGHES PLLC
Certified Public Accountants and Advisors

Independent Auditors' Report on Applying Agreed Upon Procedures Related to SIPC Assessment Reconciliation Required by SEC Rule 17a-5(e)(4)

To the Board of Directors
First Citizens Investor Services:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by First Citizens Investor Services (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009 with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

6525 Morrison Boulevard, Suite 516
Charlotte, NC 28211-3577
Ph. 704.367.7020 Fx. 704.367.7760
www.dixon-hughes.com


Praxity
MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes PLLC

Charlotte, North Carolina
February 26, 2010



DIXON HUGHES PLLC

Certified Public Accountants and Advisors

FIRST CITIZENS INVESTOR SERVICES, INC.

(A WHOLLY OWNED SUBSIDIARY OF FIRST-CITIZENS BANK & TRUST COMPANY)

Financial Statements and Schedules

December 31, 2009

(With Independent Auditors' Report Thereon)